EXHIBIT 99.1

Yamana Announces Expected Filing and Public Availability of Management Information Circular in Connection With the Proposed Arrangement With Gold Fields

TORONTO, Oct. 21, 2022 (GLOBE NEWSWIRE) -- Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) is pleased to announce the management information circular (the “Information Circular”) and related meeting and proxy materials in connection with the special meeting of shareholders (the “Yamana Meeting”) scheduled to be held on November 21, 2022 is expected to be filed and made publicly available after the market close today. The purpose of the Yamana Meeting is to seek approval for the previously announced proposed business combination whereby all of the issued and outstanding common shares of Yamana will be acquired by a wholly-owned subsidiary of Gold Fields Limited (JSE, NYSE: GFI) (“Gold Fields”) by way of a plan of arrangement under the Canada Business Corporations Act.

The Information Circular will be publicly filed and available under Yamana’s profile on www.sedar.com and will also be available on the Company’s website at www.yamana.com.

Shareholders of record on October 18, 2022 will be eligible to vote at the Yamana Meeting. In addition to the public filing of the Information Circular, it will be mailed to Yamana shareholders of record on the above-mentioned record date. Such mailing is expected to occur later this month.

The Yamana Meeting will be held at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof, at the Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at:

Website: https://web.lumiagm.com/497366151
Password: yamana2022 (case sensitive)

A meeting of the shareholders of Gold Fields is scheduled to follow on November 22, 2022.

Yamana would also like to remind shareholders and interested parties that it will release its operational and financial results for the third quarter of this year after the market closes on Thursday, October 27, 2022. The Company will then host a conference call and webcast to review the results on Friday, October 28, 2022 at 9:00 a.m. Eastern Daylight Time.

Third Quarter 2022 Conference Call

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	2614947#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	6191894#

The conference call replay will be available from 12:00 p.m. EDT on October 28, 2022, until 11:59 p.m. EST on November 30, 2022.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Yamana Meeting including the anticipated timing of filing related documents and the Gold Fields meeting. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding what the Company believes to be its true value proposition and may not be appropriate for other purposes.